
Mail Stop 3561

February 19, 2010

Dr. L.S. Smith
Chief Executive Officer
DGSE Companies, Inc.
11311 Reeder Road
Dallas, Texas 75229

>   **RE: DGSE Companies, Inc.**
>   **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31,**
>   **2008**
>   **Filed February 2, 2010**
>   **Amendment No. 1 to Form 10-Q for Fiscal Quarters Ended March 31,**
>   **2009 and June 30, 2009**
>   **Filed February 16, 2010**
>   **File No. 1-11048**

Dear Dr. Smith:

        We have reviewed your response letter dated December 23, 2009 and have the
following comments. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information we may raise additional comments.

General

1.   We note that the signatures in Amendment No. 2 to Form 10-K for the year ended
        December 31, 2008 and Amendment No. 1 to Form 10-Q for the quarterly periods
        ended June 30, 2009 and March 31, 2009 are not currently dated. Please confirm
        to us that the amendments were signed on your behalf by the persons indicated on
        the signature pages as of a current date commensurate with the filing of the
        documents. Refer to Exchange Act Rules 12b-11(d) and 12b-15. If the
        amendments were not signed before or at the time of filing, please file
        amendments to include currently dated signatures and certifications.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2008

2.　　We note that reclassification of the goodwill impairment charge and the gain on sale of property to correct classification errors in the 2008 and 2007 financial statements previously issued had an effect on operating income, earnings before income taxes, income tax expense, net earnings from continuing operations, gain from discontinued operations and basic and diluted earnings per share. Please tell us why you are not required to report the correction of the classification errors in accordance with the guidance in FASB ASC 250. Please also tell us why your independent registered public accounting firm is not required to give recognition to the correction of the classification errors in an explanatory paragraph of its report. Refer to Auditing Standards Codification AU Section 420.12. In addition, tell us what consideration you gave to filing an Item 4.02 Form 8-K.

3.　　We note that you revised the weighted average number of common shares used in computing basic earnings per common share for 2008 and 2007 and diluted earnings per common share for each year presented, and that the computation of basic earnings per common share for 2008 and 2007 is based on outstanding shares at the end the year rather than the weighted average number of shares outstanding during the periods. Please correct your computations as appropriate, and provide the disclosures required by FASB ASC 250 or tell us why you believe a correction is unnecessary. If you amend the filing to correct the computations, tell us whether or not you intend to file an Item 4.02 Form 8-K, and if applicable the basis for a conclusion that filing an Item 4.02 Form 8-K is unnecessary.

　　　　As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

　　　　If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief